Exhibit 17.1
April 1, 2010

To Jennifer Rapacki, Chairman of the Board of Insight Management Corporation (ISIM)

The undersigned hereby resigns as a director of ISIM with immediate effect by request of the majority shareholder, Tech Development LLC. With my resignation from ISIM, I must hereby resign as Secretary of ISIM, as well any directorship and officer position in any ISIM subsidiary.

My presence on the boards and as officers was to support Jennifer Rapacki and make decisions with her for the best of the Corporation. I believe that Ms. Rapacki is an outstanding individual and has done her job exceedingly well. She created an opportunity for ISIM through her tenaciousness and work ethic. Ms. Rapacki has kept the Corporation viable as she was able to hold onto Rebel Testing, Inc. for a year through two extensions of the terms of the purchase agreement. Rebel Testing, Inc. declined a third extension.

I wish ISIM the best, as it moves forward.

Regards,